Exhibit 3.1

uSell.com, Inc.

Amendment to the Second Amended and Restated Bylaws

The following amendment was adopted by the Board of Directors on November 6, 2014.

“Article III. Officers. Section 2. Duties.” of the Second Amended and Restated Bylaws is amended to read in its entirety as follows:

The officers of this Corporation shall have and perform the powers and duties usually pertaining to their respective offices, the powers and duties prescribed by these bylaws, any additional powers and duties as may from time to time be prescribed by the Board of Directors and such other duties as delegated by the chief executive officer and/or the executive chairman, including the following:

The executive chairman shall have general and active management of the business and affairs of the Corporation subject to the directions of the Board of Directors. The executive chairman shall have equal authority in all of the foregoing with the chief executive officer. The executive chairman shall also act as chairman of the Board of Directors and shall preside at all meetings of the shareholders and the Board of Directors.

The chief executive officer shall have general and active management of the business and affairs of the Corporation subject to the directions of the Board of Directors. The chief executive officer shall have equal authority in all of the foregoing with the executive chairman.

The president shall perform such duties as are conferred upon him by the chief executive officer of the Corporation, shall act whenever both the chief executive officer and the executive chairman shall be unavailable, and shall perform such other duties as may be prescribed by the Board of Directors.

The chief operating officer is responsible for the day-to-day activities of the Corporation and for the development, design, operation and improvement of its operations and shall perform such other duties as may be prescribed by the Board of Directors.

The chief financial officer shall keep correct and complete records of account, showing accurately at all times the financial condition of the Corporation and be primarily responsible for all filings with the Securities and Exchange Commission.  He shall furnish at meetings of the Board of Directors, or whenever requested, a statement of the financial condition of the Corporation and shall perform such other duties as may be prescribed by the Board of Directors.

The secretary shall have custody of and maintain all of the corporate records except the financial records, shall record the minutes of all meetings of the shareholders and whenever else required by the Board of Directors or the president, and shall perform such other duties as may be prescribed by the Board of Directors.

The treasurer shall be the legal custodian of all monies, notes, securities and other valuables that may from time to time come into the possession of the Corporation. He shall immediately deposit all funds of the Corporation coming into his hands in some reliable bank or other depositary to be designated by the Board of Directors and shall keep this bank account in the name of the Corporation.